Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF

AS AT AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012
(UNAUDITED)

TABLE OF CONTENTS

FINANCIAL STATEMENTS	NOTES TO THE FINANCIAL STATEMENTS

1 CONDENSED CONSOLIDATED INCOME STATEMENTS	6 1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
2 CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	6 2. SIGNIFICANT ACCOUNTING POLICIES
3 CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	7 3. FUTURE CHANGES IN ACCOUNTING POLICIES
4 CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	8 4. ASSET ACQUISITIONS
5 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	10 5. OTHER LOSSES AND GAINS
11 6. TRADE AND OTHER RECEIVABLES
11 7. TRADE AND OTHER PAYABLES
11 8. INVENTORIES
12 9. MINING INTERESTS
13 10. LONG-TERM DEBT
15 11. DERIVATIVE INSTRUMENTS
17 12. SHARE CAPITAL
19 13. INCOME AND MINING TAXES
20 14. RECLAMATION AND CLOSURE COST OBLIGATIONS
20 15. SUPPLEMENTAL CASH FLOW INFORMATION
21 16. SEGMENTED INFORMATION
23 17. COMMITMENTS AND CONTINGENCIES
24 18. SUBSEQUENT EVENTS

New Gold 2012 Second Quarter Quartly Report

CONDENSED CONSOLIDATED INCOME STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2012
(unaudited)
		Three months ended		Six months ended
		$	$	$	$
(In millions of U.S. dollars, except per share amounts)	Note	2012	2011	2012	2011

Revenues		176.1	171.6	344.9	342.8
Operating expenses		78.0	70.9	150.3	141.7
Depreciation and depletion		21.8	17.2	40.5	37.2
Earnings from mine operations		76.3	83.5	154.1	163.9

Corporate administration		6.3	5.2	13.0	11.2
Share-based payment expenses		2.9	2.6	5.3	5.4
Exploration and business development		4.5	4.0	7.3	6.3
Income from operations		62.6	71.7	128.5	141.0

Finance income		0.6	0.9	0.8	2.0
Finance costs		(0.5)	(1.5)	(2.6)	(2.7)
Other (losses) and gains	5	(22.0)	28.5	(34.1)	4.0

Earnings before taxes		40.7	99.6	92.6	144.3
Income tax expense	13	(17.0)	(21.0)	(35.3)	(41.0)

Net earnings		23.7	78.6	57.3	103.3

Earnings per share
Basic	12	0.05	0.19	0.12	0.25
Diluted	12	0.05	0.16	0.11	0.25

Weighted average number of shares outstanding (in millions)
Basic	12	461.8	416.4	461.6	407.9
Diluted	12	472.8	428.8	473.5	420.1

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
THREE AND SIX MONTHS ENDED JUNE 30, 2012
(unaudited)
		Three months ended		Six months ended
		$	$	$	$
(In millions of U.S. dollars)	Note	2012	2011	2012	2011

Net earnings		23.7	78.6	57.3	103.3

Other comprehensive (loss) income
Unrealized gains (losses) on mark-to-market of gold contracts	11	12.7	(14.2)	(9.3)	(16.1)
Realized losses on settlement of gold contracts	11	10.8	9.7	23.7	17.3
Unrealized loss on available-for-sale securities (net of tax)		(0.2)	-	(0.9)	-
Foreign currency translation adjustment		(31.0)	0.7	(7.6)	8.6
Income tax related to gold contracts	11	(9.6)	1.8	(5.9)	(0.4)
Total other comprehensive income		(17.3)	(2.0)	-	9.4
Total comprehensive income		6.4	76.6	57.3	112.7

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
			$	$
			June 30	December 31
(In millions of U.S. dollars)		Note	2012	2011

Assets
Current assets
Cash and cash equivalents			230.4	309.4
Trade and other receivables		6	29.7	37.6
Inventories		8	124.7	106.5
Prepaid expenses and other			4.9	7.9
Total current assets			389.7	461.4

Investments			0.9	1.8
Non-current inventories		8	25.8	20.3
Mining interests		9	2,938.0	2,695.3
Deferred tax assets			13.0	8.9
Non-current non-hedged derivative asset		11(c)	-	18.8
Reclamation deposits and other			5.2	14.9
Total assets			3,372.6	3,221.4

Liabilities and equity
Current liabilities
Trade and other payables		7	103.5	100.4
Current tax liabilities			10.6	20.5
Current derivative liabilities		11	51.4	49.2
Current non-hedged derivative liabilities		11(c)	54.2	53.3
Total current liabilities			219.7	223.4

Reclamation and closure cost obligations		14	49.7	50.7
Provisions			12.1	12.6
Non-current derivative liabilities		11	73.2	92.4
Non-current non-hedged derivative liabilities		11(c)	107.2	114.3
Long-term debt		10	384.7	251.7
Deferred tax liabilities			130.3	146.9
Deferred benefit		10	46.3	46.3
Other			0.6	0.7
Total liabilities			1,023.8	939.0

Equity
Common shares		12	2,470.8	2,464.0
Contributed surplus			82.7	80.4
Other reserves			(86.4)	(86.4)
Deficit			(118.3)	(175.6)
Total equity			2,348.8	2,282.4
Total liabilities and equity			3,372.6	3,221.4

Approved and authorized by the Board on August 1, 2012

"Robert Gallagher"	"James Estey"
Robert Gallagher, Director	James Estey, Director

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
			$
		Six months ended June 30
(In millions of U.S. dollars)	Note	2012	2011

Common shares
Balance, beginning of period		2,464.0	1,845.9
Acquisition of Richfield	4(a)	-	483.1
Shares issued for exercise of options	12	6.6	18.6
Shares issued for exercise of warrants	12	0.2	-
Balance, end of period		2,470.8	2,347.6

Contributed surplus
Balance, beginning of period		80.4	81.2
Exercise of options		(2.0)	(6.0)
Equity settled share-based payments		4.3	3.7
Balance, end of period		82.7	78.9

Other reserves
Balance, beginning of period		(86.4)	(51.9)
Foreign currency translation adjustment		(7.6)	8.6
Change in fair value of available-for-sale investments		(0.9)	-
Change in fair value of hedging instruments		8.5	0.8
Balance, end of period		(86.4)	(42.5)

Deficit
Balance, beginning of period		(175.6)	(354.7)
Net earnings		57.3	103.3
Balance, end of period		(118.3)	(251.4)

Total equity		2,348.8	2,132.6

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE AND SIX MONTHS ENDED JUNE 30, 2012
(unaudited)
		Three months ended		Six months ended
		$	$	$	$
(In millions of U.S. dollars)	Note	2012	2011	2012	2011

Operating activities
Net earnings		23.7	78.6	57.3	103.3
Adjustments for:
Realized gain on gold contracts		(2.4)	(2.2)	(4.8)	(4.2)
Realized and unrealized foreign exchange loss (gain)		(0.5)	1.1	1.0	(2.0)
Realized and unrealized gain on investments		-	-	-	(1.3)
Realized and unrealized gain on non-hedged derivatives		(11.1)	(33.3)	(2.5)	(6.6)
Reclamation and closure costs paid		(4.5)	-	(4.5)	-
Loss on redemption of senior secured notes		31.8	-	31.8	-
Loss on disposal of assets		0.3	0.1	0.6	0.3
Depreciation and depletion		21.7	17.2	40.1	36.9
Equity-settled share-based payment expense		2.3	1.9	4.3	3.7
Unrealized loss on cash flow hedging items		2.0	1.9	2.2	3.7
Income tax expense		17.0	21.0	35.3	41.0
Finance income		(0.6)	(0.9)	(0.8)	(2.0)
Finance costs		0.5	1.5	2.6	2.7
		80.2	86.9	162.6	175.5
Change in non-cash operating working capital	15	(8.1)	0.6	(24.4)	(26.8)
Cash generated from operations		72.1	87.5	138.2	148.7
Income taxes paid		(25.9)	(43.6)	(55.3)	(54.8)
Net cash generated from operations		46.2	43.9	82.9	93.9

Investing activities
Mining interests		(145.3)	(85.9)	(255.4)	(143.1)
Purchase of additional Blackwater mining claims		-	-	(6.0)	-
Recovery of reclamation deposits		8.9	-	8.9	8.1
Cash acquired in asset acquisition, net transaction costs			18.6	-	18.6
Proceeds from sale of investments		-	-	-	8.9
Interest received		0.4	0.4	0.6	1.5
Proceeds from disposal of assets		-	0.1	-	0.2
Cash used in investing activities		(136.0)	(66.8)	(251.9)	(105.8)

Financing activities
Exercise of options to purchase common stock		1.5	1.4	4.6	12.6
Exercise of warrants to purchase common stock		-	-	0.2	-
Redemption of senior secured notes		(197.6)	-	(197.6)	-
Proceeds from issuance of senior notes		300.0	-	300.0	-
Financing initiation costs		(6.4)	(0.3)	(8.0)	(0.8)
Interest paid		(7.6)	(11.2)	(7.6)	(11.5)
Cash generated by financing activities		89.9	(10.1)	91.6	0.3
Cash generated from (used in) discontinued operations		-	-	-	-

Effect of exchange rate changes on cash and cash equivalents		(5.4)	3.2	(1.6)	11.2

Decrease in cash and cash equivalents		(5.3)	(29.8)	(79.0)	(0.4)
Cash and cash equivalents, beginning of period		235.7	520.2	309.4	490.8
Cash and cash equivalents, end of period		230.4	490.4	230.4	490.4

Cash and cash equivalents are comprised of:
Cash		152.6	269.2	152.6	269.2
Short-term money market instruments		77.8	221.2	77.8	221.2
		230.4	490.4	230.4	490.4

See accompanying notes to the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three and six months ended June 30, 2012 and 2011
(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1.  DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

New Gold Inc. (the “Company”) and its subsidiaries are gold producers engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Mesquite Mine in the United States (“U.S.”), the Cerro San Pedro Mine in Mexico, and Peak Gold Mines in Australia. Significant projects include the New Afton copper-gold development project in Canada, the Blackwater development project in Canada and a 30% interest in the El Morro copper-gold development project in Chile.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and the NYSE AMEX under the symbol NGD.

The Company’s registered office is located at 1800 – 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Canada.

2.  SIGNIFICANT ACCOUNTING POLICIES

(a)  Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2011.

These unaudited interim financial statements should be read in conjunction with the most recently issued Annual Financial Report of the Company which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies were presented as Note 2 to the audited consolidated financial statements for the fiscal year ended December 31, 2011, and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements, except as noted in 2(b).

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors of the Company on August 1, 2012.

(b)  Changes in Accounting Policies

The following accounting standards are effective and implemented as of January 1, 2012.

Financial instruments

In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”) that enhance the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The implementation of IFRS 7 did not have a material impact on the Company’s condensed consolidated interim financial statements.

Income taxes

In December 2010, the IASB issued an amendment to IAS 12 – Income Taxes (“IAS 12”) that address the determination of the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier application permitted. The implementation of IAS 12 did not have a material impact on the Company’s condensed consolidated interim financial statements.

3.  FUTURE CHANGES IN ACCOUNTING POLICIES

Accounting standards effective January 1, 2013

(a)  Consolidation

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (“IFRS 10”), which supersedes Standing Interpretations Committee standards (“SIC”) 12 and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. In addition, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting on the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 – Investments in Associates (“IAS 28”) were revised and reissued as IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact that the above standards are expected to have on its consolidated financial statements.

(b)  Joint arrangements

In May 2011, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”), which supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. The Company is currently evaluating the impact that IFRS 11 is expected to have on its consolidated financial statements.

(c)  Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB and the U.S. Financial Accounting Standards Board, to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRS that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company does not anticipate the application of IFRS 13 to have a material impact on its consolidated financial statements.

(d)  Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

(e)  Stripping costs in the production phase of a mine

In October 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards anticipated to be effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified and subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. On July 22, 2011, the IASB agreed to defer the mandatory effective date of IFRS 9 from annual periods beginning on or after January 1, 2013 (with earlier application permitted) to annual periods beginning on or after January 1, 2015 (with earlier application still permitted). The IASB proposed the deferral of IFRS 9 in an exposure draft with a 60-day comment period which ended on October 21, 2011. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

4.  ASSET ACQUISITIONS

Three asset acquisitions occurred in 2011:

•	Richfield Ventures Corp.;

•	Geo Minerals Ltd.; and

•	Silver Quest Resources Ltd.

These acquisitions have been accounted for as a purchase of assets and assumption of liabilities by the Company. The transactions do not qualify as a business combination under IFRS 3R Business Combinations, as the significant inputs and processes that constitute a business were not identified. Therefore the transactions were treated as asset acquisitions. The purchase considerations have been allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimate and available information at the time of acquisition.

(a)  Richfield Ventures Corp.

On April 4, 2011, the Company announced that it had entered into a definitive agreement whereby the Company would acquire, through a plan of arrangement, all of the outstanding common shares of Richfield Ventures Corp. (“Richfield”). Under the terms of the arrangement, each Richfield shareholder received 0.9217 of a New Gold share and a nominal cash payment of C$0.0001 for each Richfield share held. The acquisition was granted final court approval on May 31, 2011. The effective date of the arrangement was June 1, 2011.

The Company issued 48,611,979 common shares to Richfield shareholders that were valued at C$9.75 per share. The value per share was determined using the June 1, 2011 opening share price of New Gold.

The allocation of the purchase price based on the consideration paid and on Richfield net assets acquired as at June 1, 2011 is as follows:

$

Issuance of New Gold shares (48,611,979 common shares)	487.9
Acquisition costs	5.8
Purchase consideration	493.7

Net assets acquired
Net working capital (including cash of $24.4)	21.3
Plant and equipment	2.6
Blackwater project	465.3
Deferred tax asset	4.2
Other assets	0.3
493.7

During the quarter ended September 30, 2011 the Company updated the allocation of the purchase price. The total of the Company’s shares issued was revised from 48,137,295 shares to 48,611,979 and an additional $4.8 million was additionally allocated to the purchase price, thus revising the value of the shares issued from $483.1 million to $487.9 million.

(b) Geo Minerals Ltd.

On October 17, 2011, the Company announced that it had entered into a definitive agreement whereby the Company would acquire, through a plan of arrangement, all of the outstanding common shares of Geo Minerals Ltd. (“Geo Minerals”). Under the terms of the arrangement, each Geo Mineral shareholder received C$0.16 for each share held. The arrangement was granted final court approval on December 16, 2011. The effective date of the arrangement was December 21, 2011. The purchase of Geo Minerals consolidated land ownership in the Blackwater project.

The allocation of the purchase price based on the consideration paid and on Geo Minerals net assets acquired as at December 21, 2011 is as follows:

$

Cash consideration	21.2
Acquisition costs	0.3
Purchase consideration	21.5

Net assets acquired
Net working capital (including cash of $3.5)	3.3
Mineral interest	18.1
Other assets	0.1
21.5

(c) Silver Quest Resources Ltd.

On November 23, 2011, the Company announced that it had entered into a definitive agreement whereby the Company would acquire, through a plan of arrangement, all of the outstanding common shares of Silver Quest Resources Ltd. (“Silver Quest”). Under the terms of the arrangement, each Silver Quest shareholder received 0.09 of a New Gold share and a nominal cash payment of C$0.0001 for each Silver Quest share held. The Company further agreed to additional cash consideration of $5.3 million to fund the spun out entity: Independence Gold Corp. The arrangement was granted final court approval on December 16, 2011. The effective date of the arrangement was December 23, 2011. The purchase of Silver Quest further consolidated land ownership in the Blackwater project.

The Company issued 10,512,496 common shares to Silver Quest shareholders that were valued at C$10.27 per share. The value per share was determined using the December 23, 2011 opening share price of New Gold.

The allocation of the purchase price based on the consideration paid and on Silver Quest net assets acquired as at December 23, 2011 is as follows:

$

Issuance of New Gold shares (10,512,496 common shares)	105.8
Cash consideration	5.3
Acquisition costs	2.6
Purchase consideration	113.7

Net assets acquired
Net working capital (including cash of $nil)	0.2
Mineral interest	114.4
Other net liabilities	(0.9)
113.7

5.  OTHER LOSSES AND GAINS

The following table summarizes other (losses) and gains for the three and six months ended June 30:

		Three months ended		Six months ended
		$	$	$	$
		2012	2011	2012	2011

Loss on redemption of senior secured notes	a	(31.8)	-	(31.8)	-
Gain on fair value through profit or loss financial assets		-	-	-	1.3
Ineffectiveness on hedging instruments	b	(2.0)	(1.9)	(2.2)	(3.7)
Realized and unrealized gain on non-hedged derivatives	c	11.1	33.3	2.5	6.6
(Loss) gain on foreign exchange		0.5	(1.1)	(1.0)	2.0
Other		0.2	(1.8)	(1.6)	(2.2)
		(22.0)	28.5	(34.1)	4.0

(a) Loss on redemption of senior secured notes

The Company redeemed the senior secured notes (“Notes”), as described in Note 10 (b) in whole on May 7, 2012 (“the redemption date”). The Notes had a face value of $188.2 million (C$187.0 million) and the fair value was $181.2 million (C$180.0 million) on the redemption date. Embedded in the Notes was an early redemption option that had a fair value of $15.4 million on the redemption date. This option allowed the Company to redeem the Notes at a premium of 105% of face value. On the redemption date, the Company paid the premium was $9.4 million, and recognized $7.0 million of accelerated accretion on the Notes.

(b) Ineffectiveness on hedging instruments

The Company has gold forward sales contracts that commenced in July 2008 representing a commitment of 5,500 ounces per month ending in December 2014 (as described in Note 11 (a)). The effective portion of gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. The ineffective portion is recorded in net earnings in the current period. The ineffective portion has resulted in a loss of $2.0 million and $2.2 million for the three and six months ended June 30, 2012 (2011 – $1.9 million and $3.7 million).

(c) Fair value loss on non-hedged derivatives

Embedded derivative in senior secured notes

The Company had the right to redeem the Notes, as described in Note 10 (a) in whole or in part at any time prior to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed. The notes were redeemed on May 7, 2012 with a redemption price of 105%. The early redemption feature in the Notes qualified as an embedded derivative was bifurcated for reporting purposes. At June 30, 2012, the fair value of the non-hedged derivative asset was $nil (December 31, 2011 – $18.8 million). The fair value of the embedded derivative resulted in a loss of $nil and $3.7 million for the three and six months ended June 30, 2012 (2011 – gain of $3.3 million and $0.9 million)

Conversion option on Debentures

The Company issued 55,000 subordinated convertible debentures (“Debentures”) in 2007, as described in Note 10 (b). The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option. The conversion option is treated as a derivative liability measured at fair value on initial recognition, and is subsequently re-measured at fair value at the end of each reporting period. Unrealized gains or losses are recognized in net earnings. At June 30, 2012, the fair value of the derivative liability was $19.5 million (C$19.9 million) (December 31, 2011 – $24.0 million (C$24.3 million)). The change in the fair value resulted in a gain of $1.8 million and a foreign exchange gain of $0.4 million recorded in net earnings for the three months ended June 30, 2012 (2011 – $11.3 million gain). Recorded in net earnings for the six months ended June 30, 2012 is a gain of $4.5 million (2011 – $4.0 million gain). The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method.

Warrants

The Company has outstanding share purchase warrants, Series A and Series C (collectively “Warrants”), as described in Note 11 (b). The Warrants have an exercise price denominated in a currency other than the Company’s functional currency and are classified as a derivative liability. The Warrants are measured at fair value on initial recognition, and subsequently re-measured at fair value at the end of each reporting period. Unrealized gains or losses are recognized in net earnings. At June 30, 2012, the fair value of the current and non-current portion of the derivative liability was $141.3 million (C$144.0 million) (December 31, 2011 – $139.3 million (C$141.7 million)). At June 30, 2012 the fair value of the current portion was $53.6 million (C$54.6 million) (December 31, 2011 – $50.0 million (C$50.9 million)). The change in the fair value resulted in a gain of $8.4 million and a foreign exchange gain of $2.5 million recorded in net earnings for the three months ended June 30, 2012 (2011 – gain of $14.3 million). For the six months ended June 30, 2012 the change in the fair value resulted in a loss of $2.0 million (2011 – loss of $5.6 million).

The Company had outstanding share purchase warrants that expired on April 3, 2012. The Series B warrants had an exercise price of C$15.00 and the Company had 217.5 million warrants outstanding which were issuable to 21.8 million common shares. At June 30, 2012 the fair of the derivative liability at was $nil (December 31, 2011 - $3.3 million (C$3.3 million). The expired warrants resulted in a gain of $1.0 million and $3.3 million recorded in net earnings for the three and six months ended June 30, 2012 (2011 – a gain of $4.4 million and $7.3 million). The six month gain contains $2.3 million, which is the recognition of the fair value re-measurement from the December 31, 2011 reporting period.

The Company acquired $1.0 million (C$1.0 million) of private placement warrants in the Silver Quest asset acquisition transaction (Note 4 (c) and Note 11 (b)) on December 23, 2011. The warrants have an exercise price denominated in a currency other than the Company’s functional currency and are classified as a derivative liability. The warrants have a fair value of $0.6 million at June 30, 2012 (December 31, 2011 - $1.0 million). All categories of the warrants expiry by January 29, 2013 and are presented within the current portion of non-hedged derivative liabilities.  The change in the fair value resulted in a loss of $0.1 million and a gain of $0.4 million for the three and six months ended June 30, 2012 (2011 - $nil and $nil).

6.  TRADE AND OTHER RECEIVABLES

	$	$
	June 30	December 31
	2012	2011

Trade receivables	8.3	6.7
Sales tax receivable	20.6	29.2
Other	0.8	1.7
	29.7	37.6

7. TRADE AND OTHER PAYABLES

	$	$
	June 30	December 31
	2012	2011

Trade payables	31.5	27.0
Accruals	65.7	69.1
Current portion of decommissioning obligations	6.3	4.3
	103.5	100.4

8.  INVENTORIES

	$	$
	June 30	December 31
	2012	2011

Heap leach ore	104.6	87.8
Work-in-process	10.6	13.7
Finished goods	5.6	4.6
Stockpile ore	0.1	0.1
Supplies	29.6	20.6
	150.5	126.8
Less: non-current inventories	(25.8)	(20.3)
	124.7	106.5

The amount of inventories recognized in operating expenses for the three and six months ended June 30, 2012 was $73.4 million and $140.2 million (2011 – $71.1 million and $134.5 million). There were no write-downs or reversals of write-downs during the period. Heap leach inventories of $25.8 million (December 31, 2011 – $20.3 million) are expected to be recovered after one year.

9. MINING INTERESTS

	Mining properties
		Non	Plant &	Construction	Exploration
	Depletable	depletable	equipment	in progress	& evaluation	Total
	$	$	$	$	$	$

Cost
As at December 31, 2011	610.2	1,132.4	611.3	31.0	604.6	2,989.5
Additions	3.6	147.6	73.3	28.1	47.8	300.4
Disposals	(0.1)	-	(2.5)	-	-	(2.6)
Transfers	20.7	-	6.8	(29.9)	2.4	-
Foreign exchange translation	-	(2.0)	(1.4)	-	(1.2)	(4.6)
As at June 30, 2012	634.4	1,278.0	687.5	29.2	653.6	3,282.7

Accumulated depreciation
As at December 31, 2011	164.2	-	130.0	-	-	294.2
Depreciation for the period	27.3	-	25.4	-	-	52.7
Disposals	-	-	(2.0)	-	-	(2.0)
Foreign exchange translation	-	-	(0.2)	-	-	(0.2)
As at June 30, 2012	191.5	-	153.2	-	-	344.7

Carrying amount
As at December 31, 2011	446.0	1,132.4	481.3	31.0	604.6	2,695.3
As at June 30, 2012	442.9	1,278.0	534.3	29.2	653.6	2,938.0

The Company capitalized $3.1 million and $9.7 million of interest for the three and six months ended June 30, 2012 (2011 – $7.4 million and $13.3 million) to the New Afton Project.

The Company capitalized $5.3 million and $5.7 million of interest for the three and six months ended June 30, 2012 (2011 – $nil) related to the senior unsecured notes (as described in Note 10 (a)) and other borrowings to the New Afton and Blackwater projects. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization 1.8% and 1.9% for the three and six months ended June 30, 2012 (2011 – nil%).

A summary of carrying amount by property as at June 30, 2012 is as follows:

	Mining properties
		Non	Plant &	Construction	June 30
	Depletable	depletable	equipment	in Progress	2012
	$	$	$	$	$

Mesquite Mine	175.2	30.2	94.2	0.9	300.5
Cerro San Pedro Mine	172.4	77.8	67.3	11.4	328.9
Peak Gold Mines	95.3	47.9	71.4	16.9	231.5
New Afton Project	-	716.8	265.0	-	981.8
El Morro Project	-	405.3	-	-	405.3
Blackwater Project	-	643.9	33.3	-	677.2
Other Projects	-	9.7	-	-	9.7
Corporate	-	-	3.1	-	3.1
	442.9	1,931.6	534.3	29.2	2,938.0

A summary of carrying amount by property is as at December 31, 2011 is as follows:

	Mining properties
		Non	Plant &	Construction	December 31
	Depletable	depletable	equipment	in Progress	2011
	$	$	$	$	$

Mesquite Mine	176.1	29.7	97.2	1.2	304.2
Cerro San Pedro Mine	189.6	77.9	69.4	5.3	342.2
Peak Gold Mines	80.3	47.9	72.0	24.5	224.7
New Afton Project	-	586.6	217.3	-	803.9
El Morro Project	-	390.3	-	-	390.3
Blackwater Project	-	594.9	23.6	-	618.5
Other Projects	-	9.7	-	-	9.7
Corporate	-	-	1.8	-	1.8
	446.0	1,737.0	481.3	31.0	2,695.3

10.  LONG-TERM DEBT

Long-term debt consists of the following:

		$	$
		June 30	December 31
		2012	2011

Senior unsecured notes	a	291.9	-
Senior secured notes	b	-	176.6
Subordinated convertible debentures	c	46.8	44.9
El Morro project funding loan	d	46.0	30.2
Revolving credit facility	e	-	-
		384.7	251.7

(a) Senior unsecured notes

On April 5, 2012 the Company issued $300.0 million of senior unsecured notes (“Unsecured Notes”) in the US high yield debt market. As at June 30, 2012 the face value was $300.0 million. The Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2020, and bear interest at the rate of 7% per annum. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 in each year. The Company used the net proceeds of the Unsecured Notes to fund the redemption of the senior secured notes, as described in Note 10 (b) and for general corporate purposes.

The Company incurred transaction costs of $8.0 million which have been offset against the carrying amount of the Unsecured Notes and will be amortized using the effective interest rate method.

(b) Senior secured notes

On May 7, 2012 the Company redeemed the senior secured notes. On the redemption date the face value of the senior secured notes was $188.2 million (C$187.0 million) and the fair value was $181.2 million (C$180.0 million). Embedded in the senior secured notes was an early redemption option that had a fair value of $15.4 million on the redemption date. This option allowed the Company to redeem the senior secured notes at 105% of face value. On the redemption date, the redemption premium was $9.4 million, and the company recognized $7.0 million of accelerated accretion on the Notes. The Company incurred a loss of $31.8 million on the transaction that was recorded in net earnings during the three months ended June 30, 2012.

The Company paid $197.6 million to redeem the notes consisting of $188.2 million (C$187.0 million) of principal and the $9.4 million redemption premium on May 7, 2012 in addition to accrued interest up to the redemption date.

(c) Subordinated convertible debentures

The face value of the subordinated convertible debentures (“Debentures”) at June 30, 2012 was $54.0 million (C$55.0 million) (December 31, 2011 – $54.1 million (C$55.0 million).

In 2007, the Company issued 55,000 Debentures for an aggregate principal amount of C$55.0 million. The Debentures are denominated in Canadian dollars, were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of C$9.35 per share.

If the current market price of the Company’s shares is at least C$11.69 per share, the Company may give notice that it will redeem the Debentures. Redemption would take place 40-60 days following the issue of notice. The Current Market Price is defined as the volume weighted average price on the Toronto Stock Exchange, for the 30 trading days ending five days before the notice date.

The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option. The conversion option is treated as a derivative liability and was measured at fair value on initial recognition, and is subsequently re-measured at fair value through profit or loss at the end of each period and is recorded in non-hedged derivative liabilities. At June 30, 2012, the fair value of the derivative liability was $19.5 million (December 31, 2011 – $24.0 million). The change in the fair value resulted in a gain of $1.8 million and a foreign exchange gain of $0.4 million recorded in net earnings for the three months ended June 30, 2012 (2011 – $11.3 million gain). Recorded in net earnings for the six months ended June 30, 2012 is a gain of $4.5 million (2011 – $4.0 million gain). The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method.

Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year. The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either: (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption; or, (ii) convert the outstanding Debentures into common shares at conversion prices ranging from C$7.48 at inception to C$9.35, based on a time formula specified in the Debenture Indenture.

The Debenture Indenture requires the Company to comply with certain reporting and other non-financial covenants.

(d) El Morro Project funding loan

The Company owns a 30% interest in the El Morro Project which is a development copper-gold project located in the Atacama region of north-central Chile. Goldcorp Inc. (“Goldcorp”) holds the remaining 70% interest in the project after completion of the Acquisition and Funding Agreement (the “Agreement”) with the Company on February 16, 2010.

As part of the agreement the Company received $50.0 million from Goldcorp. The Company has recorded the $50.0 million, net of $3.7 million of transaction costs, as a deferred benefit which will be amortized into net earnings at the commencement of commercial production over the life of the amended shareholder’s agreement.

Goldcorp has agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production. These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production.

The interest rate on the Company’s share of the capital funded by Goldcorp is 4.58%. As at June 30, 2012, the outstanding loan balance was $46.0 million including accrued interest (December 31, 2011 - $30.2 million). For the three and six months ended June 30, 2012, non-cash investing activities were $9.9 million and $15.0 million (2011 – $3.6 million and $7.2 million) excluding accrued interest, and represent the Company’s share of contributions to the El Morro Project funded by Goldcorp. The loan is secured against all rights and interests of the Company’s El Morro subsidiaries, including a pledge of the El Morro shares, which means recourse is limited to the Company’s investment in El Morro.

(e) Revolving credit facility

On December 14, 2010, the Company entered into an agreement for a $150.0 million revolving credit facility (“Facility”) with a syndicate of banks. The amount of the Facility will be reduced by $50.0 million if the Cerro San Pedro Mine is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes before an official body in Mexico with jurisdiction to settle such a dispute. However, the full $50.0 million of credit will be reinstated if operations at the Cerro San Pedro Mine resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period. The Facility is for general corporate purposes, including acquisitions. The Facility, which is secured on the Company’s Mesquite, Cerro San Pedro and Peak assets and a pledge of certain subsidiaries shares, has a term of three years with annual extensions permitted. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

		$	$
		June 30	December 31
	Financial covenant	2012	2011
	$1.38 billion + 25% of
Minimum tangible net worth	positive quarterly net income	1.9x	1.8x
Minimum interest coverage ratio (EBITDA to interest)	>4.0:1.0	16.1	17.5
Maximum leverage ratio (debt to EBITDA)	<3.0:1.0	0.8	0.5

The interest margin on drawings under the Facility ranges from 2.00% to 4.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio (the Debentures are not considered debt for covenant purposes) and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range between 0.75% and 1.06% depending on the Company’s debt to EBITDA ratio. Based on the Company’s debt to EBITDA ratio, the rate is 0.75% as at June 30, 2012.

As at June 30, 2012, the Company has not drawn any funds under the Facility, however the Facility has been used to issue letters of credit of A$10.2 million for Peak Gold Mines’ reclamation bond for the State of New South Wales, C$9.5 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$9.5 million for New Afton’s reclamation requirements, C$1.1 million for Blackwater’s reclamation requirements and C$1.0 million relating to preparations at Vancouver Wharves in advance of concentrate shipments from New Afton.

11.  DERIVATIVE INSTRUMENTS

The following tables summarize derivative assets and liabilities designated as hedging instruments:

	$	$
	June 30	December 31
	2012	2011

Gold contracts	124.6	141.6
Less: current derivative liabilities	(51.4)	(49.2)
Non-current derivative liabilities	73.2	92.4

Realized gains (losses) on derivatives not in a hedging relationship are recorded in other income. Non-hedged derivative realized gains (losses) on copper sales are classified as revenue ($nil for the three and six months ended June 30, 2012 (2011 - $nil and $nil)). Realized gains (losses) on derivatives in a qualifying hedge relationship are classified as revenue for gold hedging contracts.

The following table summarizes realized and unrealized non-hedged derivative gains (losses) for the three and six months ended June 30.

	Three months ended		Six months ended
	$	$	$	$
	2012	2011	2012	2011

Share purchase warrants	9.3	18.7	1.7	1.7
Conversion option on convertible debentures	1.8	11.3	4.5	4.0
Prepayment option on senior secured notes	-	3.3	(3.7)	0.9
	11.1	33.3	2.5	6.6

The following table summarizes derivative gains (losses) in other comprehensive income for the three and six months ended June 30.

	Three months ended		Six months ended
	$	$	$	$
	2012	2011	2012	2011

Effective portion of change in fair value of hedging instruments
Gold hedging contracts - unrealized	12.7	(14.2)	(9.3)	(16.1)
Gold hedging contracts - realized	10.8	9.7	23.7	17.3
Deferred income tax	(9.6)	1.8	(5.9)	(0.4)
	13.9	(2.7)	8.5	0.8

Unrealized derivative losses of $2.0 million and $2.2 million (2011 – $1.9 million and $3.7 million) relating to the ineffective portion of the change in fair value of hedging instruments was recorded in net earnings for the three and six months ended June 30, 2012.

The net amount of existing gains (losses) arising from the unrealized fair value of the Company’s gold hedging contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, would be reclassified to net earnings as contracts are settled on a monthly basis. The amount of such reclassification would be dependent upon fair values and amounts of the contracts settled. At June 30, 2012, the Company’s estimate of the net amount of existing derivative losses arising from the unrealized fair value of derivatives designated as cash flow hedges, which are reported in other comprehensive income and are expected to be reclassified to net earnings in the next 12 months, excluding tax effects, is $40.9 million for the gold hedging contracts.

(a) Gold hedging contracts

Under a term loan facility the Company retired on February 26, 2010, Mesquite Mine was required to enter into a gold hedging program. The Company settles these contracts, at the Company’s option, by physical delivery of gold or on a net financial settlement basis. At June 30, 2012, the Company had gold forward sales contracts for 165,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 30 months.

On July 1, 2009, the Company’s gold hedging contracts were designated as cash flow hedges. Prospective and retrospective hedge effectiveness is assessed on these hedges using a hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of changes in gold spot and forward prices each period on the changes in fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been adjusted to account for the Company’s credit risk.

(b) Share purchase warrants

The following table summarizes information about outstanding share purchase warrants as at June 30, 2012.

		Common
	Number of	shares	Exercise
	warrants	issuable	price	Expiry date
	(000s)	(000s)	C$
Series C	73,812	7,381	9.00	November 28, 2012
Series A	27,850	27,850	15.00	June 28, 2017
Silver Quest Warrants - A	35	35	6.67	August 26, 2012
Silver Quest Warrants - B	122	122	11.56	January 19, 2013
Silver Quest Warrants - C	148	148	11.56	January 20, 2013
Silver Quest Warrants - D	126	126	11.56	January 29, 2013
	102,093	35,662

The warrants are classified as a non-hedged derivative liability recorded as a fair value through profit or loss (“FVTPL”) liability due to the currency of the warrants. The warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore the warrants are fair valued using the market price with gains or losses recorded in net earnings.

On April 3, 2012 the Series B warrants expired. The Series B warrants had an exercise price of C$15.00 and the Company had 217.5 million warrants outstanding which were issuable to 21.8 million common shares. The expired warrants resulted in a gain of $1.0 million and $3.3 million recorded in net earnings for the three and six months ended June 30, 2012. The six month gain contains $2.3 million, which is the recognition of the fair value re-measurement from the December 31, 2011 reporting period.

The Company acquired $1.0 million (C$1.0 million) of private placement warrants in the Silver Quest asset acquisition transaction (Note 4 (c)) on December 23, 2011. The warrants have an exercise price denominated in a currency other than the Company’s functional currency and are classified as a derivative liability. The share purchase warrants have a fair value of $0.6 million at June 30, 2012 (December 31, 2011 - $1.0 million). The change in the fair value resulted in a loss of $0.1 million and a gain of $0.4 million for the three and six months ended June 30, 2012 (2011 - $nil and $nil).

(c) Non-current non-hedged derivative asset and liabilities classified as FVTPL assets and liabilities

The following table summarizes FVTPL assets and liabilities.

	$	$
	June 30	December 31
	2012	2011

Non-current non-hedged derivative asset:
Prepayment option on Notes	-	18.8

Non-current non-hedged derivative liabilities:
Conversion option on Debentures	19.5	24.0
Warrants	141.9	143.6
	161.4	167.6
Less: current non-hedged derivative liabilities	(54.2)	(53.3)
Non-current non-hedged derivative liabilities	107.2	114.3

12.  SHARE CAPITAL

At June 30, 2012, the Company had unlimited authorized common shares and 462.0 million common shares outstanding.

(a) No par value common shares issued

		Number
		of shares
		(000's)	$

Balance - December 31, 2010		399,042	1,845.9
Acquisition of Richfield		48,612	487.9
Acquisition of Silver Quest		10,512	105.8
Exercise of options		3,187	24.3
Exercise of warrants		5	0.1
Balance - December 31, 2011		461,358	2,464.0
Exercise of options	i	615	6.6
Exercise of warrants		27	0.2
Balance - June 30, 2012		462,000	2,470.8

(i) Exercise of options

During the six months ended June 30, 2012, 0.6 million common shares were issued pursuant to the exercise of stock options. The Company received proceeds of $4.6 million from these exercises and transferred $2.0 million from contributed surplus.

(b)  Stock options

The following table presents the changes in the stock option plan for the six months ended June 30, 2012.

	Number	Weighted avg
	of options	exercise price
	(000's)	C$

Balance - December 31, 2010	12,248	4.50
Granted	1,815	8.03
Exercised	(3,187)	5.01
Expired	(183)	11.00
Forfeited	(413)	5.17
Balance - December 31, 2011	10,280	4.83
Granted	1,860	11.64
Exercised	(615)	7.52
Expired	(32)	7.76
Forfeited	(11)	6.17
Balance - June 30, 2012	11,482	5.78

For the six months ended June 30, 2012 the Company granted 1.9 million stock options (2011 – 1.7 million). The weighted average fair value of the stock options granted during the six months ended June 30, 2012 was C$5.74 (2011 – C$4.23). Options were priced using a Black-Scholes option-pricing model. Volatility is measured as the annualized standard deviation of stock price returns, based on historical movements of the Company’s share price and those of a number of peer companies. The grant date fair value will be amortized as part of compensation expense over the vesting period.

The Company had the following weighted average assumptions in the option-pricing model for the six months ended June 30:

	2012	2011

Expected dividend yield	0.0%	0.0%
Expected volatility	60.0%	70.0%
Risk-free interest rate	0.71%	1.61%
Expected life of options	4.5 years	4.2 years

(c)  Earnings per share

The following table sets out the computation of diluted earnings per share for the three and six months ended June 30:

	Three months ended		Six months ended
	$	$	$	$
	2012	2011	2012	2011

Net earnings	23.7	78.6	57.3	103.3

Dilution of net earnings
Dilutive effect of the Debenture conversion option	(1.3)	(8.5)	(3.3)	(3.0)
Dilutive effect of the Warrants	1.9	-	(2.6)	4.5
Net diluted earnings	24.3	70.1	51.4	104.8

Basic weighted average number of shares outstanding	461.8	416.4	461.6	407.9
(in millions)

Dilution of securities
Stock options	4.8	6.0	5.2	5.9
Debentures	5.9	5.9	5.9	5.9
Warrants	0.3	0.6	0.8	0.4
Diluted weighted average number of shares outstanding	472.8	428.9	473.5	420.1

Net earnings per share
Basic	0.05	0.19	0.12	0.25
Diluted	0.05	0.16	0.11	0.25

The following table lists the equity securities excluded from the computation of diluted earnings per share. The securities were excluded as the exercise prices relating to the particular security exceed the average market price of the Company’s common shares of C$9.38 and C$10.11 for the three and six months ended June 30, 2012 (2011 – C$9.74 and C$9.56), or the inclusion of the equity securities had an anti-dilutive effect on net earnings.

	Three months ended		Six months ended
	(000's)	(000's)	(000's)	(000's)
	2012	2011	2012	2011

Stock options	2,034	40	1,922	152
Warrants	28,246	49,600	28,246	49,600

13.  INCOME AND MINING TAXES

The composition of income tax expense between current tax and deferred tax for the three and six months ended June 30:

	Three months ended		Six months ended
	$	$	$	$
	2012	2011	2012	2011

Current tax
Canadian income tax	0.8	2.1	0.5	2.2
Foreign income tax and mining tax	23.8	26.4	46.3	48.3
	24.6	28.5	46.8	50.5

Deferred tax
Canadian income tax	(3.9)	0.2	(4.3)	(2.2)
Foreign income tax and mining tax	(3.7)	(7.7)	(7.2)	(7.3)
	(7.6)	(7.5)	(11.5)	(9.5)

Income tax expense	17.0	21.0	35.3	41.0

On June 20, 2012 the Ontario budget proposals were enacted and the previously announced reductions in the Ontario corporate tax rate to 10.0% were frozen to 11.5%. This resulted in an increase to the Company’s statutory rate from 25.0% to 25.2%.

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items for the three and six months ended June 30:

	Three months ended		Six months ended
	$	$	$	$
	2012	2011	2012	2011

Earnings before taxes	40.7	99.6	92.6	144.3

Canadian federal and provincial income tax rates	25.2%	26.5%	25.2%	26.5%

Income tax expense based on above rates	10.3	26.4	23.3	38.2
Increase (decrease) due to:
Non-taxable income	1.3	-	(1.3)	-
Non-deductible expenditures	1.8	(0.6)	1.8	(2.7)
Different statutory tax rates on earnings of foreign subsidiaries	1.0	2.9	4.1	8.6
Taxable gain	6.8	-	6.8	-
Withholding tax on repatriation	-	2.0	1.1	2.0
Benefit of losses not recognized in the period	(4.9)	-	(4.9)	-
Other	0.7	(9.7)	4.4	(5.1)
	17.0	21.0	35.3	41.0

14. RECLAMATION AND CLOSURE COST OBLIGATIONS

Changes to the reclamation and closure cost obligations are as follows:

	Mesquite	Cerro San	Peak Gold	New Afton	Blackwater
	Mine	Pedro Mine	Mines	Project	Project	Total
	$	$	$	$	$	$

Non current portion of closure costs	8.9	15.8	17.1	8.6	0.3	50.7
Current portion of closure costs	1.6	1.0	0.5	1.2	-	4.3
Balance - December 31, 2011	10.5	16.8	17.6	9.8	0.3	55.0
Reclamation expenditures	(4.5)	-	-	-	-	(4.5)
Unwinding of discount	0.2	0.2	0.3	0.1	-	0.8
Revisions to expected cash flows	7.3	(1.0)	(1.8)	-	-	4.5
Foreign exchange movement	-	0.7	(0.4)	(0.1)	-	0.2
Balance - June 30, 2012	13.5	16.7	15.7	9.8	0.3	56.0
Less: current portion	3.8	0.7	0.5	1.3	-	6.3
	9.7	16.0	15.2	8.5	0.3	49.7

15.  SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the three and six months ended June 30.

	Three months ended		Six months ended
	$	$	$	$
	2012	2011	2012	2011

Operating activities:
Change in non-cash working capital
Trade and other receivables	-	9.6	1.0	(7.2)
Inventories	(4.3)	(6.9)	(15.3)	(12.5)
Trade and other payables	(5.3)	(1.5)	(13.7)	(8.8)
Prepaid expenses and other	1.5	(0.6)	3.6	1.7
	(8.1)	0.6	(24.4)	(26.8)

16. SEGMENTED INFORMATION

(a) Segment revenues and results

The Company manages its reportable operating segments by operating mine, development project and exploration project. The results from operations for these reportable operating segments are summarized for the three and six months ended June 30:

						Three months ended
							2012
	Mesquite	Cerro San	Peak Gold	New Afton
	Mine	Pedro Mine	Mines	Project	Corporate	Other(1)	Total
	$	$	$	$	$	$	$

Revenues(2)	48.7	73.9	53.5	-	-	-	176.1
Operating expenses	24.2	22.9	30.9	-	-	-	78.0
Depreciation and depletion	6.4	9.6	5.8	-	-	-	21.8
Earnings from mine operations	18.1	41.4	16.8	-	-	-	76.3

Corporate administration	-	-	-	-	6.3	-	6.3
Share-based payment expenses	-	-	-	-	2.9	-	2.9
Exploration and business dev.	-	1.6	1.9	-	0.9	0.1	4.5
Income from operations	18.1	39.8	14.9	-	(10.1)	(0.1)	62.6

Finance income	-	-	0.1	-	0.5	-	0.6
Finance costs	(0.1)	(0.1)	(0.2)	(0.1)	0.5	(0.5)	(0.5)
Other (losses) gains	(2.2)	0.7	(0.4)	(29.6)	9.6	(0.1)	(22.0)
Earnings (loss) before taxes	15.8	40.4	14.4	(29.7)	0.5	(0.7)	40.7
Income tax (expense) recovery	(1.7)	(15.8)	(3.8)	3.7	0.7	(0.1)	(17.0)
Net earnings (loss)	14.1	24.6	10.6	(26.0)	1.2	(0.8)	23.7
1. Other includes balances relating to the exploration properties that have no revenues or operating costs.
2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year.

						Six months ended
							2012
	Mesquite	Cerro San	Peak Gold	New Afton
	Mine	Pedro Mine	Mines	Project	Corporate	Other(1)	Total
	$	$	$	$	$	$	$

Revenues(2)	110.7	143.8	90.4	-	-	-	344.9
Operating expenses	51.3	45.4	53.6	-	-	-	150.3
Depreciation and depletion	13.9	16.8	9.8	-	-	-	40.5
Earnings from mine operations	45.5	81.6	27.0	-	-	-	154.1

Corporate administration	-	-	-	-	13.0	-	13.0
Share-based payment expenses	-	-	-	-	5.3	-	5.3
Exploration and business dev.	-	3.2	2.8	-	0.9	0.4	7.3
Income from operations	45.5	78.4	24.2	-	(19.2)	(0.4)	128.5

Finance income	-	-	0.2	0.1	0.5	-	0.8
Finance costs	(0.2)	(0.2)	(0.5)	(0.1)	(0.8)	(0.8)	(2.6)
Other (losses) gains	(2.7)	0.4	(0.5)	(30.7)	(1.0)	0.4	(34.1)
Earnings (loss) before taxes	42.6	78.6	23.4	(30.7)	(20.5)	(0.8)	92.6
Income tax (expense) recovery	(8.3)	(25.6)	(6.0)	1.8	3.0	(0.2)	(35.3)
Net earnings (loss)	34.3	53.0	17.4	(28.9)	(17.5)	(1.0)	57.3
1. Other includes balances relating to the exploration properties that have no revenues or operating costs.
2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year.

						Three months ended
							2011
	Mesquite	Cerro San	Peak Gold	New Afton
	Mine	Pedro Mine	Mines	Project	Corporate	Other(1)	Total
	$	$	$	$	$	$	$

Revenues(2)	42.9	89.1	39.6	-	-	-	171.6
Operating expenses	22.5	24.8	23.6	-	-	-	70.9
Depreciation and depletion	5.2	8.5	3.4	-	0.1	-	17.2
Earnings from mine operations	15.2	55.8	12.6	-	(0.1)	-	83.5

Corporate administration	-	-	-	-	5.2	-	5.2
Share-based payment expenses	-	-	-	-	2.6	-	2.6
Exploration and business dev.	-	0.4	0.7	-	-	2.9	4.0
Income from operations	15.2	55.4	11.9	-	(7.9)	(2.9)	71.7

Finance income	-	-	0.1	-	0.8	-	0.9
Finance costs	(0.1)	(0.1)	(0.4)	(0.1)	(0.6)	(0.2)	(1.5)
Other (losses) gains	(3.9)	1.3	(2.2)	15.0	19.3	(1.0)	28.5
Earnings (loss) before taxes	11.2	56.6	9.4	14.9	11.6	(4.1)	99.6
Income tax (expense) recovery	(3.9)	(17.6)	0.9	1.3	(2.5)	0.8	(21.0)
Net earnings (loss)	7.3	39.0	10.3	16.2	9.1	(3.3)	78.6
1. Other includes balances relating to the exploration properties that have no revenues or operating costs.
2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year.

						Six months ended
							2011
	Mesquite	Cerro San	Peak Gold	New Afton
	Mine	Pedro Mine	Mines	Project	Corporate	Other(1)	Total
	$	$	$	$	$	$	$

Revenues(2)	105.4	152.3	85.1	-	-	-	342.8
Operating expenses	49.5	44.6	47.6	-	-	-	141.7
Depreciation and depletion	11.9	17.7	7.5	-	0.1	-	37.2
Earnings from mine operations	44.0	90.0	30.0	-	(0.1)	-	163.9

Corporate administration	-	-	-	-	11.2	-	11.2
Share-based payment expenses	-	-	-	-	5.4	-	5.4
Exploration and business dev.	(0.1)	1.4	1.2	-	-	3.8	6.3
Income from operations	44.1	88.6	28.8	-	(16.7)	(3.8)	141.0

Finance income	0.1	0.1	0.1	0.1	1.6	-	2.0
Finance costs	(0.2)	(0.2)	(0.9)	(0.1)	(1.0)	(0.3)	(2.7)
Other (losses) gains	(6.2)	0.7	(3.4)	5.8	7.2	(0.1)	4.0
Earnings (loss) before taxes	37.8	89.2	24.6	5.8	(8.9)	(4.2)	144.3
Income tax (expense) recovery	(10.6)	(26.8)	(3.8)	1.0	(1.6)	0.8	(41.0)
Net earnings (loss)	27.2	62.4	20.8	6.8	(10.5)	(3.4)	103.3
1. Other includes balances relating to the exploration properties that have no revenues or operating costs.
2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year.

(b)  Segment assets and liabilities

The following tables present the segmented assets and liabilities:

	June 30, 2012		December 31, 2011
	Total	Total	Total	Total
	assets	liabilities	assets	liabilities
	$	$	$	$

Mesquite Mine	402.4	247.2	466.9	260.7
Cerro San Pedro Mine	444.2	162.6	492.6	163.3
Peak Gold Mines	278.2	62.8	285.3	70.7
New Afton Project	1,012.4	76.9	846.1	261.4
El Morro Project	405.3	100.5	390.3	96.5
Blackwater Project	688.5	10.2	626.7	5.7
Other(1)	141.6	363.6	113.5	80.7
	3,372.6	1,023.8	3,221.4	939.0
1. Other includes corporate balances and exploration properties.

The Company accounts for its investment in the El Morro Project using equity method accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss after the date of acquisition. The amount recorded in net earnings for the three and six months ended June 30, 2012 related to the El Morro Project is $nil (2011 – $nil and $nil).

17. COMMITMENTS AND CONTINGENCIES

Certain conditions may exist at the date the financial statements are issued which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

(a) The Company has entered into a number of contractual commitments related to its operations. At June 30, 2012, these commitments totalled $130.8 million (2011 – $121.8 million), of which all are expected to fall due over the next 12 months.

(b)  On January 13, 2010, the Company received a Statement of Claim filed by Barrick Gold Corporation in the Ontario Superior Court of Justice, against the Company, Goldcorp Inc. and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata Copper Chile S.A. and its affiliated subsidiaries as defendants. The claim related to the exercise by Datawave Sciences Inc., a wholly owned subsidiary of the Company, of its right of first refusal with respect to the El Morro Project. All claims made by Barrick were dismissed, affirming the defendants’ position that the exercise of the right of first refusal was valid. The time for Barrick filing an appeal has passed. The Company is seeking costs from Barrick.

The Chilean Environmental Permitting Authority ("Servicio de Evaluación Ambiental" or "SEA") approved the El Morro Project’s environmental permit in March 2011. A constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit. Sociedad Contractual Mineral El Morro (“ El Morro”), the Chilean company jointly held by the Company and Goldcorp and which owns and operates the El Morro Project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit. In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the indigenous people that form the CAHA. SEA and El Morro appealed the ruling, however the ruling was confirmed by the Supreme Court of Chile on April 27, 2012. Based on the Supreme Court’s announcement, El Morro immediately suspended all project field work being executed under the terms of the environmental permit. Activities not subject to the environmental permit, including detailed engineering, design work and architectural planning continue. Goldcorp, the project developer and operator, is working closely with the SEA to address any perceived deficiencies regarding the consultation or compensation of indigenous people in respect of the environmental permit.

(c) The Cerro San Pedro Mine has a history of ongoing legal challenges related primarily to our EIS. On August 5, 2011 a new EIS was granted for the Cerro San Pedro Mine. The 2011 EIS contains a number of conditions with which Minera San Xavier S.A. de C. V. (“MSX”), a wholly owned subsidiary of the Company and operator of the Cerro San Pedro Mine, must comply and the work to fulfill these conditions is in progress. MSX’s land usage permit and its other operating permits remain in effect.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation of the Cerro San Pedro Mine.

18. SUBSEQUENT EVENTS

(a) Other than resolving costs, which the Company is seeking from Barrick, the litigation relating to El Morro, described in Note 17 (b), is now complete as the time for Barrick filing an appeal has passed.

(b) The Company achieved commercial production at New Afton on August 1, 2012. Commercial production is defined as 30 consecutive days of plant operation at a rate of 60% of design capacity of the 11,000 tonne per day capacity, or 6,600 tonnes per day. The Company is actively working to ramp up production to full capacity.